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                                                               EXHIBIT (a)(1)(J)


March 22, 2002


                  SMITH & NEPHEW COMPLETES ORATEC TENDER OFFER

LONDON, United Kingdom, March 22, 2002 - Smith & Nephew (London Stock Exchange:
SN. NYSE: SNN), the global advanced medical devices company, announces that it has been successful in its cash tender offer to acquire shares of ORATEC Interventions, Inc. (NASDAQ:OTEC), a medical device innovator in the use of thermal energy to treat spine and joint disorders. ORATEC will now join the Smith & Nephew Endoscopy Division, based in Andover, Mass.

Smith & Nephew announced on February 14, 2002 that it had entered into a merger agreement to acquire ORATEC at $12.50 a share in cash.

Smith & Nephew, through a subsidiary, has accepted for purchase shares tendered pursuant to its tender offer for all outstanding shares of common stock of ORATEC. The tender offer expired at 12:00 midnight EST on Thursday, March 21, 2002. Approximately 22.9m shares of ORATEC common stock - approximately 95% of the outstanding shares - have been validly tendered and not withdrawn pursuant to the Offer.

It is expected that the Smith & Nephew subsidiary will be merged into ORATEC with each share of ORATEC not purchased in the offer being converted into the right to receive $12.50 in cash, the same price paid in the offer.

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Enquiries:

Morrow & Co., Inc. Information Agents
-------------------------------------

Banks & Brokers:          In US            -   (800) 654-2468
                          Outside US       -   (212) 754-8000

Stockholders:             In US            -   (800) 607-0088
                          Outside US       -   (212) 754-8000

e-mail:                   ORATEC.info@morrowco.com


About Smith & Nephew

Smith & Nephew plc, (London Stock Exchange: SN), (NYSE: SNN), is a global advanced medical devices company with a highly successful track record in developing, manufacturing and marketing a wide variety of innovative and technologically advanced tissue repair products. These products are primarily in the areas of bone, joints, skin and other soft tissue. Smith & Nephew has extensive marketing and distribution capabilities, with established sales in more than 90 countries. For further information, visit Smith & Nephew's Web site at www.smith-newphew.com.

Smith & Nephew Endoscopy (www.endoscopy1.com) is one of its major businesses, and is a world leader in the development and commercialization of endoscopic techniques. Within endoscopy, Smith & Nephew is the recognized world leader in arthroscopy (endoscopic procedures performed on articulating joints).